SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

HESPERIA HOLDING, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

42807Q 10 9

(CUSIP Number)

January 29, 2004

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1     NAME OF REPORTING PERSON

       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Fred Smith

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

       (a) [ ]

       (b) [ ]

3     SEC USE ONLY

4     CITIZENSHIP OR PLACE OF ORGANIZATION         USA

NUMBER OF	(5)	SOLE VOTING POWER	761,672
SHARES
BENEFICIALLY	(6)	SHARED VOTING POWER	0
OWNED BY
EACH REPORTING	(7)	SOLE DISPOSITIVE POWER	761,672
PERSON WITH
	(8)	SHARED DISPOSITIVE POWER	0

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       761,672 - Common Stock

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        7.3% - Common Stock

12     TYPE OF REPORTING PERSON*

        (IN) INDIVIDUAL

ITEM 1.

(a)     Name of Issuer:

         Hesperia Holding, Inc.

(b)     Address of Issuer's Principal Executive Offices:

         9780 E. Avenue

         Hesperia, CA 92345

ITEM 2.

(a)     Names of Persons Filing:

         Fred Smith

(b)     Address or Principal Business Office or, if none, Residence:

         9780 E. Avenue

         Hesperia, CA 92345

(c)     Citizenship:

         United States Citizen

(d)     Title of Class of Securities:

         Common Stock, $0.001 par value

(e)     CUSIP No.:

         42807Q 10 9

ITEM 3.

        NOT APPLICABLE

ITEM 4. OWNERSHIP

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Fred Smith

  Amount Beneficially Owned: 761,672 - Common Stock

  Percent of class: 7.3% - Common Stock

  Number of shares as to which such person has:

      Sole power to vote or to direct the vote:     761,672

      Shared power to vote or to direct the vote:     0

      Sole power to dispose or to direct the disposition of:     761,672

  Shared power to dispose or to direct the disposition of:     0

ITEM 5. Ownership of 5 Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ]

ITEM 6. Ownership of More than 5 Percent on Behalf of Another Person

        NOT APPLICABLE

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

        NOT APPLICABLE

ITEM 8. Identification and Classification of Members of the Group

        NOT APPLICABLE

ITEM 9. Notice of Dissolution of Group

        NOT APPLICABLE

ITEM 10. Certifications

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2004                                                             By: /S/Fred Smith

                                                                                                            Fred Smith